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Other Insured Term Life Insurance Rider

The Benefit
Kansas City Life Insurance Company will pay the Other Insured’s Specified Amount to the beneficiary under this rider upon receiving proof of that Other Insured’s death on or before the expiration date and while this rider is in force.
The Other Insured’s Specified Amount provided by this rider with respect to each Other Insured is shown in Section 1, Contract Data.
Other Insured
An Other Insured is each person named as an Other Insured in the application for this rider.
Cost of Rider
The cost of this rider is equal to the sum of the following:
1)	the monthly cost of insurance, as described in cost of insurance; and
2)	the Other Insured Monthly Expense Charge shown in Section 1, Contract Data.
Cost of Insurance
The cost of insurance for an Other Insured on any Monthly Anniversary Day is equal to:
Q x R
“Q” is the Cost of Insurance rate shown in Section 2, Monthly Cost of Insurance Rates for each Other Insured.
“R” is each Other Insured’s Specified Amount on that day.
The monthly Cost of Insurance rates used in calculating the cost of insurance on each Monthly Anniversary Day are based on each Other Insured’s age, number of Contract Anniversaries since the effective date of the rider[, sex,] and risk class on each Monthly Anniversary Day.  Age means each Other Insured’s age at issue of the rider plus the number of completed rider years.  Rider year means any period of twelve months starting with the rider effective date and each anniversary thereafter while this rider is in force.
The Cost of Insurance rates used will be determined by us based on our expectations as to future mortality experience.  Any change in the current Cost of Insurance rates will be on a uniform basis for Other Insureds of the same age[, sex,] and risk class whose riders have been in force the same length of time.  The current Cost of Insurance rates will never be increased to recover losses incurred or decreased so as to distribute gains realized by us prior to the change.
The Cost of Insurance rates used will not exceed the Table of Guaranteed Maximum Monthly Cost of Insurance Rates shown in Section 2, Monthly Cost of Insurance Rates.  The Guaranteed Maximum Monthly Cost of Insurance Rates for substandard risk classes will be adjusted appropriately.
Changes in the Other Insured’s Specified Amount
An Other Insured’s Specified Amount may be changed at any time after the first rider year, subject to the conditions outlined below.
Decreases in the Other Insured’s Specified Amount
Any decrease will be effective on the Monthly Anniversary Day on or next following the date we receive your application for decrease.  Any decrease will be applied first against any increases to the Other Insured’s Specified Amount in the reverse order in which they were made.  Any remaining decrease will then be applied against the initial Other Insured’s Specified Amount.

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The Other Insured’s Specified Amount remaining in force after any requested decrease may not be less than $10,000.
Increases in the Other Insured’s Specified Amount
A request for an increase in the Other Insured’s Specified Amount will be subject to the following requirements:
1)	an application satisfactory to us must be submitted;
2)	evidence of insurability satisfactory to us must be submitted;
3)	that the increased Monthly Deduction will not cause the contract to lapse, as described in the Grace Period and Contract Lapse provision of the contract, as of the effective date of the increase; and
4)	any increase may only be made prior to the Contract Anniversary when the Other Insured attains age 66.
We will send you current rider data after an increase in the Other Insured’s Specified Amount.
Ownership
Unless otherwise provided, the owner(s) of this rider will be as follows:
1)	the Owner of the contract while the Insured is living; and
2)	after the death of the Insured, each Other Insured will own the benefit on his or her life.
Beneficiary
When the Other Insured is not also the Insured under the contract, the benefit for this rider will be paid, unless otherwise provided, to the owner of this rider, if living, otherwise to the owner’s estate.
When the Other Insured is also the Insured under the contract, the benefit for this rider will be paid, unless otherwise provided, to the beneficiary as specified in the contract.
Suicide
If an Other Insured dies by suicide, while sane or insane, within two years of the effective date of this rider, the amount payable by us will be equal to the total cost of insurance and any expense charges associated with this rider.
If an Other Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Other Insured’s Specified Amount, the amount payable by us associated with such increase will be limited to the cost of insurance and any expense charges associated with such increase.
Incontestability
We cannot contest the validity of this rider after it has been in force during each Other Insured’s lifetime for two years from the effective date of this rider, except:
1)	for fraud, when permitted by applicable law in the state where the rider is delivered or issued for delivery; or
2)	if the rider terminates as described in Termination of Rider.
Any increase in the Specified Amount for an Other Insured will not be contested after the increase has been in force during the lifetime of that Other Insured for two years following the effective date of the increase, except for fraud, when permitted by applicable law in the state where the rider is delivered or issued for delivery.
Age[ and Sex]
If it is determined that the age [or sex ]of an Other Insured as stated in Section 1, Contract Data, is not correct, we will adjust the Other Insured’s Specified Amount under this rider.  The adjusted Other Insured’s Specified Amount will be the amount which would have been purchased at the correct issue age [or sex ]in consideration of the most recent Cost of Insurance deductions by adjusting the Other Insured’s Specified Amount by the ratio of the incorrect Cost of Insurance rate to the correct Cost of Insurance rate.
While this rider is in force and the Other Insured is alive, future Cost of Insurance deductions will reflect the corrected age [or sex ]of the Other Insured.
Tobacco Status
We issue this rider at the Risk Class shown in Section 1, Contract Data.
If it is determined during the first two rider years that the Other Insured’s Risk Class is not stated correctly, we will adjust the Other Insured’s Specified Amount.  The adjusted Other Insured’s Specified Amount will be the amount which would have been purchased at the correct Risk Class in consideration of the most recent Cost of Insurance

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deductions by adjusting the Other Insured’s Specified Amount by the ratio of the incorrect Cost of Insurance rate to the correct Cost of Insurance rate.
While this rider is in force and the Other Insured is alive, future Cost of Insurance deductions will reflect the corrected Risk Class of the Other Insured.
Conversion
The insurance on an Other Insured may be converted at any time to a new policy without evidence of insurability upon written request to us provided:
1)	this rider is in force; and
2)	the request for conversion is made before the expiration date, or within 31 days thereafter.
An Other Insured will also have 31 days after the death of the Insured to convert to a permanent policy.
The premium for the new policy will be based on the age of the Other Insured on the policy date of the new policy.  The first premium for the new policy must be paid before it will take effect.
New Policy
The new policy may be any permanent life policy we designate as eligible for conversion at the time this rider is converted.  Conversion to a term policy will not be allowed.
The amount of insurance of the new policy may not be more than the insurance provided by this rider at the time of conversion.  We will not allow conversion to a policy which is less than the minimum amount we issue.
Any insurance under this rider which is converted to a new policy will terminate at the time the new policy takes effect.
The time period in the suicide and incontestability provisions of any new policy will begin on the effective date of this rider.
The new policy will be issued on the same risk class as this rider.
Availability of Riders
The new policy may include additional riders only with our consent.  The time period of the suicide and incontestability provisions of any new policy will apply to these riders from the effective date of the new policy.
Supplemental Benefits
If additions are made to the Contract Value of the contract due to the Insured’s total disability in accordance with the Disability Continuance of Insurance Rider, the cost of any benefits provided by this rider will also be added to the Contract Value.
The terms of the Insured’s Accidental Death Rider, if any, apply to an Other Insured if an Accidental Death Rider and an accidental death Specified Amount are shown separately for that Other Insured in Section 1, Contract Data.
General Provisions
The following provisions apply to this rider:
1)	this rider is made a part of the contract to which it is attached;
2)	this term insurance is subject to all the provisions of this rider and the applicable contract provisions;
3)	the effective date(s) of this rider with respect to each Other Insured is (are) specified in the rider description in Section 1, Contract Data;
4)	this rider is nonparticipating. It will not participate in any of our profits, losses, or surplus earnings;
5)	this rider does not provide for cash or loan values; and
6)	the expiration date of this rider is the Maturity Date shown in Section 1, Contract Data.
Reinstatement
This rider will be reinstated if:
1)	the contract to which this rider is attached terminates and is subsequently reinstated according to the contract’s reinstatement provision; and
2)	this rider has not terminated as described in Termination of Rider.

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Cancellation
This rider may be cancelled by you on any Monthly Anniversary Day.  Your request must be made by Written Notice prior to the Monthly Anniversary Day.  We may require that the contract be submitted for endorsement to show the cancellation.
Termination of Rider
This rider terminates on the earliest of:
1)	the date the contract terminates for any reason;
2)	the date this rider is cancelled by you;
3)	the date insurance on all Other Insureds is converted;
4)	the Maturity Date; or
5)	the death of the last surviving Other Insured.
If the Insured dies while the contract and this rider are in force, conversion is available for 31 days after the death of the Insured, subject to the conditions for conversion.  If an Other Insured dies during this 31-day period, we will pay the Other Insured’s Specified Amount for that Other Insured.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 219139, Kansas City, MO 64121-9139.
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[Secretary	President]

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